UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                 SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    78355X104
                      (CUSIP Number of Class of Securities)

                                MICHAEL P. BYRUM
                                    PRESIDENT
                       RYDEX CAPITAL PARTNERS SPHINX FUND
                         9601 BLACKWELL ROAD, SUITE 500
                               ROCKVILLE, MD 20850
                                 (888) 597-9339
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            CALCULATION OF FILING FEE

Transaction Valuation: N/A (a)      Amount of Filing Fee: N/A (b)

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

      | | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

The following form of notice was sent on February 4, 2004 to shareholders participating in the Offer to Purchase, dated September 30, 2004.



  RYDEX CAPITAL PARTNERS
  9601 Blackwell Road
  Suite 500
  Rockville, Maryland 20850
  888.597.9339
  www.rydexinvestments.com


  February 4, 2005


[Shareholder Name]
[Shareholder Address]

Re:      OFFER TO PURCHASE DATED SEPTEMBER 30, 2004
         ------------------------------------------

This letter is to inform you that the Rydex Capital Partners SPhinX Fund (the "Fund") will disburse payment for the shares repurchased in the Offer to Purchase, dated September 30, 2004, in two installments as provided for in the Fund's prospectus. An initial payment equal to at least 90% of the estimated net asset value of the shares will be distributed today. A second payment equal to the remaining balance and calculated based on the net asset value of the shares as of December 31, 2004 (the "Net Asset Value Determination Date") will be distributed as soon as possible.

Should you have any questions, please do not hesitate to contact us at 888.59RYDEX (597.9339).

Sincerely,



Michael P. Byrum
President,
Rydex Capital Partners SPhinX Fund